SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S SEPT TRAFFIC GROWS BY 8% (+587,000 PAX)

TRAFFIC OVER 7M FOR 6 MONTHS IN A ROW

Ryanair today (3 Oct) released passenger and load factor stats for September 2012 as follows:

	Sep 11	Sep 12	Change	Yr to Sep 12
Passengers 1	7.25M	7.84M	+8%	79.07M
Load Factor	85%	84%	-1%	82%

September 2012 was the sixth month in succession that Ryanair has carried over 7m passengers (including a record 8.9m in August). Ryanair remains the only airline in Europe to carry over 7m international passengers in one month.
ENDS.

1. Booked seats sold

For further information

please contact:           Stephen McNamara -                       Joe Carmody -

 Ryanair                                            Edelman

                  Tel:  353 1 812 1212                          Tel:  353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 October, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary